Filed Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Filed by Enzon Pharmaceuticals, Inc.
Subject Company: Enzon Pharmaceuticals, Inc.
NPS Pharmaceuticals, Inc.
Commission File No. 000-12957

The following materials were distributed by Enzon Pharmaceuticals, Inc. (“Enzon”) and NPS Pharmaceuticals, Inc. (“NPS”) to attendees of the Sun Trust Robinson Humphrey 32nd Annual Institutional Investor Conference held on April 8, 2003, in Atlanta, Georgia to discuss the proposed business combination between Enzon and NPS.

Safe Harbor

Cautionary Statement For The Purpose Of The “Safe Harbor”
Provisions Of The Private Securities Litigation Reform Act Of 1995

           This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’s and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Safe Harbor continued

Additional Information And Where To Find It

          In connection with the proposed NPS-Enzon merger, NPS, Enzon and Momentum Merger Corporation have caused to be filed a joint proxy statement/prospectus with the SEC in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS’ 2002 Annual Report on Form 10-K, which was filed with the SEC on March 21, 2003. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at http://www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC’s web site at http://www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’s website at http://www.enzon.com.

Our Mutual Goal

To Build a Sustainable Top-Tier Biotech Based On:

•	A deep, diversified and sustainable pipeline

•	A clearly defined pathway to profitability

•	A fully integrated infrastructure and stable financial position

A Fully Integrated Biotechnology Leader

Platform Technologies		Preclinical		Phase I		Phase II		Phase III		Commercialization & Manufacturing

•	PEGylation	•	SCA Projects			•	Prothecan
										•	PEG-INTRON

•	Single-Chain Antibodies	•	PEG-Cytoxics	•	NPS 1776			•	Cinacalcet	•	ABELCET
		•	Inhaled Leuprolide	•	NPS 1506	•	ALX-0600	•	PREOS	•	ADAGEN

				•	Calcilytics	•	Cinacalcet			•	ONCASPAR

•	GPCR's	•	Glycine Re-uptake Inhibitors							•	DEPOCYT
		•	Metabotropic Glutamate Receptors

NPS

ENZON

Synergies Expand and Accelerate Value Creation

•	Expand pipeline development
	–	e.g., CNS product opportunities

•	Accelerate program development
	–	e.g., ALX-0600 for multiple indications

•	Leverage financial strength and commercial capacity
	–	e.g., in-license products and technologies, and optimize PREOS partnership

The Merger Creates a Top-Tier Biotech

•	Management with a proven record of building businesses

•	Drug discovery and development expertise

•	Manufacturing capacity and experience

•	Commercial infrastructure

•	Strong, dependable revenues

Post Merger Strengths

•	Fully integrated:
	–	From drug discovery through manufacturing and commercialization

•	Innovative and robust pipeline:
	–	~$150M R&D budget *
	–	Phase III: 2 programs
	–	Phase II: 3 programs
	–	>10 early stage programs
	–	Multiple platform technologies

*Based upon 2003 pro-forma financials

Post Merger Metrics

Comparable Company Analysis(a)
		2003 Est.		Products
Company	Market Value	Revenue	R&D	Marketed	Phase III

Millennium	$2,152.2	$402.5	$496.5	2	--
Celgene	$1,942.9	$171.0	$ 89.8	1	1
Amylin	$1,334.2	$ 49.4	$111.8	0	1
Neurocrine	$1,297.1	$ 92.0	$110.5	0	1
ICOS	$1,055.7	$105.5	$157.5	1	1

Enzon/NPS		~$200.0	>$150.0	5	2

(a) Projected Financial Information as per Wall Street equity research and calendarized to reflect 12/31 year end

Pipeline, Products & Technologies

Product Pipeline & Marketed Products

Product	Preclinical/ Research	Phase I	Phase II	Phase III	Marketed	Partner

PEG-INTRON						Schering-Plough
ABELCET						Proprietary
ADAGEN						Proprietary
ONCASPAR						Proprietary
DEPOCYT						Proprietary
Cinacalcet HCl						Amgen/Kirin
PREOS						Proprietary
PROTHECAN						Proprietary
ALX-0600						Proprietary
Cinacalcet HCl						Amgen/Kirin
NPS 1776						Proprietary
NPS 1506						Proprietary
Calcilytics						GSK
PEG-Cytotoxics						Proprietary
Gly-T Inhibitors						Janssen
mGluRs						AstraZeneca
SCA’s						Micromet
Inhaled Leuprolide						Nektar

			= Enzon		= NPS

5 Marketed Products

•	PEG-INTRON ®

•	ABELCET ®

•	ONCASPAR ®

•	DEPOCYT ®

•	ADAGEN ®

PEG-INTRON: A Strong Revenue Base

•	U.S. Pegylated alpha-interferon scripts increasing

•	Roche share of new U.S. scripts holding at approximately 20%

•	Japan represents significant upside beginning in 2005

•	Solid intellectual property position

•	Potential for price increases and expanded indications

2 Phase III Clinical Products

PREOS™	Cinacalcet HCl

PREOS™ (Intact Human Parathyroid Hormone)

•	Stimulates natural bone growth, with potential for:
	–	Stronger, healthier bones
	–	A lower risk of fracture

•	Recent PaTH data support Phase II results and possible PREOS and bisphosphonate combination

PREOS™

•	Expect to compete in a large and growing market

•	Pivotal Phase III study to be completed in September 2003

•	FDA submission targeted for mid-2004

•	Launch anticipated by late 2005

•	Combined company more able to aggressively execute development program and negotiate an optimal partnership

Cinacalcet HCl

•	Novel treatment for hyperparathyroidism (HPT)

•	Market opportunity (U.S.)
	–	Primary HPT 500,000 patients
	–	Secondary HPT 280,000 dialysis patients
	–	Secondary HPT 800,000 predialysis patients

Cinacalcet HCl

•	Amgen’s Phase III program on-going and on-track

•	Amgen confirms 2H 03 NDA filing

•	First-in-class molecule in growing market

•	Potential for significant royalty stream

Operational Overview

Combined Management Team Includes:

Hunter Jackson, Ph.D. (NPS)
Executive Chairman of the Board

Arthur J. Higgins (Enzon)
Chief Executive Officer

Ulrich Grau, Ph.D. (Enzon)
Executive Vice President, Research and Development

Kenneth J. Zuerblis (Enzon)
Executive Vice President, Finance, Chief Financial Officer & Secretary

Thomas B. Marriott, Ph.D. (NPS)
Executive Vice President, Development

David L. Clark (NPS)
Executive Vice President, Corporate Communications and Investor Relations

Locations

Selected Pro-Forma Financials

Pro-Forma Operating Summary	(US$ in millions)
Year Ending December 31, 2002	Pro Forma 2002

Product Revenues:
Sales	$31.5
Royalties	$82.6
	$114.1	*
*(Current estimated annualized revenues = $200.0)

Expenses:
SG&A	$48.0
R&D	$102.0

Long-Term Convertible Debt	$400.0

Ending Cash Balance	$380.0

Expected Milestones and News Flow

Type	2003	2004

Clinical Data	Phase III Cinacalcet HCl data in secondary HPT
Regulatory	File Cinacalcet HCI NDA
Clinical Data	PREOS 2-year rat toxicology study data
Clinical Data	PREOS TOP Study completed
Clinical Data	Phase IIa results from PROTHECAN
Clinical Data	Initiate additional PII/III ALX-0600 (SBS)
Market Data	HCV maintenance studies
Regulatory	File PREOS NDA
Regulatory	Prothecan Phase III program
Clinical Data	Cinacalcet HCl approval

= NPS	= Enzon

2007… Where We’re Going

•	Revenue > $500M

•	Strong, balanced clinical pipeline

•	R&D budget > $180M

•	EBITDA > $100M

•	Industry leading growth rate

•	Cash > $500M